ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
September 19, 2024
Ms. Deborah L. O’Neal
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) ClearShares OCIO ETF (the “Fund”) File Nos. 333-179562 and 811-22668
Dear Ms. O’Neal
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 966 to the Trust’s Registration Statement on Form N-1A filed July 26, 2024 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.If there are any changes or corrections to the fee table and cost example, please submit a completed fee table and cost example at least one week prior to the effectiveness of the Registration Statement.
Response:    Please see the attached Appendix A to this letter for a completed fee table and expense example for the Fund.
Comment 2.Please confirm whether the adviser can recoup waived fees. If so, please disclose the terms and conditions of the recoupment.

Response:    The Trust confirms that the adviser cannot recoup waived fees.
Comment 3.Please re-order the principal risks of the Fund in order of importance rather than alphabetically. Please see ADI 2019-08 - Improving Principal Risks Disclosure.
Response:    The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Comment 4.Please include a broad-based benchmark for the Fund.
Response:    The Trust confirms that it has added ICE BofA U.S. Broad Market Index as a broad-based benchmark for the Fund.

Comment 5.Please update the disclosure regarding the basis of the Board’s approval of the advisory and sub-advisory agreements to state that such discussion will be available on the Fund’s website (if applicable) and/or in Form N-CSR.
Response:    The Trust has revised the disclosure as requested.
Comment 6.Please confirm that the SAI language related to Rule 18f-4 under the 1940 Act is current or revise as needed.
Response:    The Trust confirms that the language in the SAI related to Rule 18f-4 is accurate; however, the Trust has revised the disclosure to reflect that Rule 18f-4 is no longer considered a “new” rule, as its compliance date was over two years ago.
Comment 7.With respect to the “Recent Events” disclosure, please consider adding language addressing the Israel/Hamas crisis.
Response:    The Trust has reviewed the “Recent Events” disclosure in the SAI to ensure that such disclosure includes all recent events that have had the most significant impact on the global economies in which the Fund invests. To the extent the Israel/Hamas crisis impacts the global economies in which the Fund invests to a more significant extent, the Trust will review and enhance this “Recent Events” disclosure at such time and as needed.

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If you have any additional questions or require further information, please do not hesitate to contact me at (513) 493-5880 or josh.hinderliter@usbank.com.

Sincerely,

/s/ Joshua J. Hinderliter
Joshua J. Hinderliter
Vice President and Secretary

Appendix A
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.55%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses	0.00%
Acquired Fund Fees and Expenses[1]	0.10%
Total Annual Fund Operating Expenses	0.65%
Less Fee Waiver[2]	0.01%
Total Annual Fund Operating Expenses Less Fee Waiver	0.64%
1 Acquired Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. Total Annual Fund Operating Expenses do not correlate to the expense ratios in the Fund’s Financial Highlights because the Financial Highlights include only the direct operating expenses incurred by the Fund and exclude Acquired Fund Fees and Expenses.
2 ClearShares LLC, the Fund’s investment adviser (the “Adviser”), has contractually agreed to waive certain amounts of the Fund’s management fee when the Fund invests in the ClearShares Ultra-Short Maturity ETF (the “Ultra-Short Maturity ETF”), for which the Adviser also serves as investment adviser. With respect to assets of the Fund invested in the Ultra-Short Maturity ETF, the Adviser will waive the Fund’s management fee in an amount equal to the management fee of the Ultra-Short Maturity ETF, at least through September 30, 2025. This arrangement may only be changed or eliminated by the Fund’s Board of Trustees upon 60 days’ written notice to the Adviser.
Expense Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then continue to hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The management fee waiver discussed in the table above is reflected only for the first year of each period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$65	$207	$361	$809